                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 1999

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

        In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to the legal currency of the United States. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

        Our financial statements are presented in accordance with United States generally accepted accounting principals ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ARE INCLUDED IN THIS QUARTERLY REPORT, INCLUDING WITHOUT LIMITATION THE SECTION CAPTIONED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- YEAR 2000 READINESS." THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN SUCH SECTION AND THOSE OUTLINED IN THE SECTION CAPTIONED "RISK FACTORS" IN OUR PROSPECTUS DATED OCTOBER 29, 1999. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME.

                         PART I - FINANCIAL INFORMATION

Item 1.   Financial Statements

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (In thousands, except per share data)

                                   (Unaudited)

                                                 Three Months Ended              Nine Months Ended
                                                    September 30,                  September 30,
                                                1999            1998            1999            1998
                                             ----------      ----------      ----------      ----------
Net revenue                                     183,287          83,882         478,025         316,653
Cost of revenue                                (134,917)       (103,200)       (382,174)       (327,305)
                                             ----------      ----------      ----------      ----------
Gross profit (loss)                              48,370         (19,318)         95,851         (10,652)
Operating Expenses:
     Research and development                    13,506          13,282          36,461          33,924
     Fab start-up costs                              --              --              --           1,455
     Sales and marketing                          9,169           8,812          29,737          22,421
     General and administrative                   9,775           7,777          32,476          22,867
     Costs incurred on termination of
        development program                          --              --           6,500              --
     Stock-based compensation                     8,849            (724)         12,138          (2,057)
                                             ----------      ----------      ----------      ----------
           Total operating expenses              41,299          29,147         117,312          78,610
                                             ----------      ----------      ----------      ----------
Operating income (loss)                           7,071         (48,465)        (21,461)        (89,262)
Equity in loss of CSP and SMP                   (10,238)         (7,418)        (28,226)        (14,247)
Other income                                        148           1,902             798           2,232
Interest income                                     474             141           1,681             951
Interest expense                                 (4,531)         (5,289)        (13,625)        (15,389)
Exchange gain (loss)                              1,116           6,617           6,181           3,478
                                             ----------      ----------      ----------      ----------
Income (loss) before income taxes                (5,960)        (52,513)        (54,652)       (112,237)
Income tax (expense) benefit                       (211)            (77)            (39)           (620)
                                             ----------      ----------      ----------      ----------
Net income (loss)                                (6,171)        (52,590)        (54,691)       (112,857)
Other comprehensive income (loss)                    --              --              --          (8,794)
                                             ==========      ==========      ==========      ==========
Comprehensive income (loss)                      (6,171)        (52,590)        (54,691)       (121,651)
                                             ==========      ==========      ==========      ==========

Net income (loss) per share and ADS:
     Basic net income (loss) per share            (0.01)          (0.07)          (0.06)          (0.16)
     Diluted net income (loss) per share          (0.01)          (0.07)          (0.06)          (0.16)
     Basic net income (loss) per ADS              (0.06)          (0.67)          (0.55)          (1.57)
     Diluted net income (loss) per ADS            (0.06)          (0.67)          (0.55)          (1.57)

Number of shares (in thousands) used
  In computing:
     Basic net income (loss) per share          987,217         781,876         986,102         717,251
     Diluted net income (loss) per share        987,217         781,876         986,102         717,251
Number of shares (in thousands) used
  In computing:
     Basic net income (loss) per ADS             98,722          78,188          98,610          71,725
     Diluted net income (loss) per ADS           98,722          78,188          98,610          71,725

  The accompanying notes are an integral part of these consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                           CONSOLIDATED BALANCE SHEETS

                      (In thousands, except per share data)



                                                                               As of
                                                                    September 30,   December 31,
                                                                        1999            1998
                                                                     ----------      ----------
ASSETS                                                               (unaudited)      (audited)
Cash and cash equivalents                                                17,066          99,619
Accounts receivable                                                      95,603          83,988
Amounts due from ST, ST affiliates, CSP and SMP                          14,859           9,254
Inventories                                                              29,826          29,476
Prepared expenses                                                         2,994             895
                                                                     ----------      ----------
               Total current assets                                     160,348         223,232
                                                                     ----------      ----------
Investment in CSP and SMP                                                70,615          58,487
Other assets                                                             61,685          57,821
Property, plant and equipment, net                                      948,224         981,970
                                                                     ==========      ==========
               Total Assets                                           1,240,872       1,321,510
                                                                     ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                         51,549          31,359
Current installments of obligations under capital leases                  5,150           4,329
Current installments of long-term debt                                   86,103          49,046
Bank overdrafts                                                              --           3,082
Accrued operating expenses                                               87,329          84,918
Other current liabilities                                                43,480          37,399
                                                                     ----------      ----------
               Total current liabilities                                273,611         210,133
Obligations under capital leases, excluding current installments         10,698          13,414
Long-term debt, excluding current installments                          320,636         419,545
Other liabilities                                                        74,826          77,172
                                                                     ----------      ----------
               Total liabilities                                        679,771         720,264
Share capital
   Ordinary shares of S$0.26 each                                       221,970         221,433
Subscription receivable                                                 (11,842)        (12,341)
Additional paid-in capital                                              706,868         689,970
Unearned compensation                                                    (3,388)             --
Accumulated other comprehensive income (loss)                           (52,696)        (52,696)
Retained deficit                                                       (299,811)       (245,120)
                                                                     ----------      ----------
               Total shareholders' equity                               561,101         601,246
                                                                     ==========      ==========
               Total liabilities and shareholders' equity             1,240,872       1,321,510
                                                                     ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)
                                   (Unaudited)

                                                                For The Nine Months Ended
                                                             September 30,       September 30,
                                                                  1999               1998
                                                               ----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                 (54,691)          (112,856)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Equity in loss of CSP and SMP                                   28,226             14,247
   Depreciation and amortization                                  206,577            163,155
   Foreign exchange (gain) loss on financing activities            (6,306)            (1,623)
   (Gain) loss on disposal of property, plant and
       equipment                                                    7,138              1,558
   Stock-based compensation                                        12,138             (2,057)
   Other                                                           (1,258)              (296)
Changes in operating working capital:
   Accounts receivable                                            (15,771)            52,623
   Amounts due from ST, ST affiliates, CSP and SMP                  (5605)            (5,056)
   Inventories                                                       (350)            28,498
   Prepaid expenses                                                (2,099)              (696)
   Trade accounts payable                                          (3,418)            (7,416)
   Accrued operating expenses                                       2,411            (11,941)
   Other current liabilities                                        6,197             36,088
                                                               ----------         ----------
Net cash (used in) provided by operating activities:              172,870            154,228
                                                               ----------         ----------

                                                              For The Nine Months Ended
                                                           September 30,      September 30,
                                                               1999               1998
                                                            ----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment             12,097                297
Purchase of property, plant and equipment                     (157,864)          (257,598)
Technology license fees paid                                   (10,500)            (4,500)
Investment in CSP and SMP                                      (40,353)           (62,779)
                                                            ----------         ----------
Net cash used in investing activities                         (196,620)          (324,580)
                                                            ----------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts                                                 (3,082)            (1,450)
Customer deposits, net                                         (27,446)           (33,714)
Loans from ST and ST affiliates
   borrowings                                                   69,650            295,339
   repayments                                                  (69,650)          (515,145)
Long term debt
   borrowings                                                   18,500            123,610
   repayments                                                  (47,248)            (8,993)
Issuance of shares by the Company                                2,408            319,147
Capital lease payments                                          (2,131)            (2,012)
                                                            ----------         ----------
Net cash provided by (used in) financing activities:           (58,999)           176,782
                                                            ----------         ----------
Net (decrease) increase in cash and cash equivalents           (82,749)             6,430
Effect of exchange rate changes on cash and cash
   equivalents                                                     196            (10,837)
Cash at the beginning of the period                             99,619             23,785
                                                            ==========         ==========
Cash at the end of the period                                   17,066             19,378
                                                            ==========         ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1999

1.      Business and Organization

        Chartered Semiconductor Manufacturing Ltd currently owns or has an interest in, five fabrication facilities, which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned by the Company. Fab 5 is operated by Silicon Manufacturing Partners, known as SMP, which is jointly-owned with a subsidiary of Lucent Technologies Microelectronics Pte Ltd. Fab 6, known as Chartered Silicon Partners, or CSP, is jointly-owned with an affiliate of the Government of Singapore and a subsidiary of Hewlett-Packard Europe B.V. The Company accounts for SMP and CSP on an equity investment basis.

        Chartered was incorporated in Singapore in 1987. After giving effect to our initial public offering of equity securities, including the sale of over-allotment shares, the Company is 70.3% owned by Singapore Technologies Pte Ltd ("ST") and its affiliates, which is indirectly wholly-owned by the Government of Singapore.

2.      Basis of Presentation

        The information in this report for the three and nine months ended September 30, 1999 and 1998 is unaudited but includes all adjustments (consisting only of normal recurring accruals) which management considers necessary for a fair presentation of the results of operations for those periods. The results of operations for the three and nine months ended September 30, 1999 are not necessarily indicative of the results for the full fiscal year.

        The accompanying unaudited consolidated financial statements do not include footnotes and certain financial presentations normally required under generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1998, included in the Company's Prospectus dated October 29, 1999, filed as part of a Registration Statement on Form F-1, as amended (File No. 333-88397).

3.      Net Income (Loss) Per Share

        The computation of basic net income (loss) and diluted net income (loss) per share are presented in conformity with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" for all periods presented. For all the periods subsequent to 1996, the Company has excluded all outstanding stock options from the calculation of diluted net income (loss) per share under SFAS No. 128 because all such securities are anti-dilutive for those periods.

4.      Comprehensive Income

        On January 1, 1998, the Company applied SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                          Three Months Ended         Nine Months Ended
                                              September 30,            September 30,
                                           1999         1998         1999         1998
                                         --------     --------     --------     --------
                                                (as a percentage of net revenue)
Net revenue                                 100.0        100.0        100.0        100.0
Cost of revenue                             (73.6)      (123.0)       (79.9)      (103.4)
                                         --------     --------     --------     --------
Gross profit (loss)                          26.4        (23.0)       (20.1)        (3.4)
Operating Expenses:
     Research and development                 7.4         15.8          7.6         10.7
     Fab start-up costs                        --           --           --          0.5
     Sales and marketing                      5.0         10.5          6.2          7.1
     General and administrative               5.3          9.3          6.8          7.2
     Costs incurred on termination of
        development program                    --           --          1.4           --
     Stock-based compensation                 4.8         (0.9)         2.5         (0.6)
                                         --------     --------     --------     --------
            Total operating expenses         22.5         34.7         24.5         24.8
                                         --------     --------     --------     --------
Operating income (loss)                       3.9        (57.8)        (4.5)       (28.2)
Equity in loss of CSP and SMP                (5.6)        (8.8)        (5.9)        (4.5)
Other income                                  0.1          2.3          0.2          0.7
Interest income                               0.3          0.2          0.4          0.3
Interest expense                             (2.5)        (6.3)        (2.9)        (4.9)
Exchange gain (loss)                          0.6          7.9          1.3          1.1
                                         --------     --------     --------     --------
Income (loss) before income taxes            (3.3)       (62.6)       (11.4)       (35.4)
Income tax (expense) benefit                 (0.1)        (0.1)         0.0         (0.2)
                                         --------     --------     --------     --------
Net income (loss)                            (3.4)       (62.7)       (11.4)       (35.6)
                                         ========     ========     ========     ========

Three months ended September 30, 1999 and September 30, 1998

        Net revenue. Net revenue increased 118.5% from $83.9 million in the three months ended September 30, 1998 to $183.3 million in the three months ended September 30, 1999. The higher revenue was due to improved customer demand led by the U.S. region (up $67.6 million) and addition of new customers in our fastest growing region - Europe (up $24.0 million).

        Increasingly Europe is becoming a significant part of our business while the U.S. remains as our dominant region. The focus on high growth market segments such as communications and systems-level solutions, and moving away from stand alone commodity memory market caused such a shift in the revenue mix by region.

        The number of eight-inch equivalent wafers shipped increased from 97,600 in the three months ended September 30, 1998 to 176,800 in the three months ended September

30, 1999, an increase of 79,200 or 81.1%. Average selling prices also contributed to net revenue improvement. Average selling prices increased from $859 per wafer in the three months ended September 30, 1998 to $1,037 per wafer in the three months ended September 30, 1999. The average selling price improvement was mainly due to shipment of wafers with higher mix of advanced technology.

        Cost of revenue and gross profit (loss). Cost of revenue increased 30.7% from $103.2 million in the three months ended September 30, 1998 to $134.9 million in the three months ended September 30, 1999, principally due to the increase in production volumes. The increase in the number of wafers produced resulted in a 27.8% decrease in average cost per wafer from $1,057 in the three months ended September 30, 1998 to $763 in the three months ended September 30, 1999. The higher average selling price and lower cost per wafer resulted in an improvement in gross margin from -23.0% in the three months ended September 30, 1998 to 26.4% in the three months ended September 30, 1999.

        Operating Expenses.

                                       Three Months Ended
                                          September 30,
                                        1999        1998        Change
                                      --------    --------     --------
                                           (in thousands)         (%)
Research and development                13,506      13,282          1.7
Sales and marketing                      9,169       8,812          4.1
General and administrative               9,775       7,777         25.7
Stock-based compensation                 8,849        (724)        n.m.
                                      --------    --------     --------
                                        41,299      29,147         41.7
                                      ========    ========     ========

        For the three months ended September 30, 1999, research and development expenses, and sales and marketing expenses increased by 1.7% and 4.1% respectively. General and administrative expenses increased 25.7% during the same period. The increase was due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net revenue, general and administrative expenses reduced from 9.3% for the three months ended September 30, 1998 to 5.3% in the three months ended September 30, 1999.

        Equity in loss of CSP and SMP. Our share of the losses in CSP and SMP was $7.4 million in the three months ended September 30, 1998 and $10.2 million in the three months ended September 30, 1999. CSP and SMP have not yet commenced volume production and the losses are for costs incurred for start-up activities.

        Other. Other income decreased from $1.9 million in the three months ended September 30, 1998 to $0.1 million in the three months ended September 30, 1999 due to absence of recognizable grants from the Government of Singapore for both research and development and staff training. Interest expense decreased from $5.3 million in the three months ended September 30, 1998 to $4.5 million in the three months ended September 30, 1999 due to reduced principal amounts outstanding on our loans and lower interest rates. We recognized an exchange gain of $6.6 million in the three months ended September 30, 1998 and $1.1 million in the three months ended September 30, 1999 primarily related to currency fluctuations between the U.S. dollar and the Singapore dollar.

        Net income (loss). Net loss for the three months ended September 30, 1999 was $6.2 million compared with $52.6 million for the three months ended September 30, 1998, including a stock-based compensation charge of $8.8 million and credit of $0.7 million, respectively. Without the stock-based compensation charge, net income was $2.7 million for the three months ended September 30, 1999.

Nine months ended September 30, 1999 and September 30, 1998

        Net revenue. Net revenue increased 51.0%, from $316.7 million in the first nine months of 1998 to $478.0 million in the first nine months of 1999. The higher revenue was due to improved customer demand led by the U.S. region (up $169.9 million) and addition of new customers in our fastest growing region
- Europe (up $32.7 million). The revenue breakdown by region is as follows :

                                      Nine Months Ended
                                         September 30,
Regions                               1999         1998
------------                          ----         ----
U.S.                                    75%          59%
Europe                                   8%           2%
Japan                                    2%           1%
Asia Pacific                            15%          38%

        The change in revenue mix was a reflection of our focus on high growth market segments such as communications and systems-level solutions, and moving away from stand alone commodity memory.

        The number of eight-inch equivalent wafers shipped increased from 311,100 in the first nine months of 1998 to 504,100 in the first nine months of 1999, an increase of 193,000 or 62.0%. Average selling prices decreased from $1,018 per wafer in the first nine months of 1998 to $948 per wafer in the first nine months of 1999.

        Cost of revenue and gross profit (loss). Cost of revenue increased 16.8% from $327.3 million in the first nine months of 1998 to $382.2 million in the first nine months of 1999 due to higher volume. The increase in the number of wafers produced resulted in average cost per wafer decreasing 27.9% from $1,052 in the first nine months of 1998 to $758 in the first nine months of 1999. Gross margin improved from -3.4% in the first nine months of 1998 to 20.1% in the first nine months of 1999. This was the result of lower cost per wafer.

        Operating Expenses.



                                           Nine Months Ended
                                              September 30,
                                             1999       1998    Change
                                           -------    -------   ------
                                             (in thousands)        (%)
Research and development                    36,461     33,924      7.5
Fab start-up costs                              --      1,455     n.m.
Sales and marketing                         29,737     22,421     32.6
General and administrative                  32,476     22,867     42.0
Costs incurred on termination of
   development program                       6,500         --     n.m.
Stock-based compensation                    12,138     (2,057)    n.m.
                                           -------    -------     ----
                                           117,312     78,610     49.2
                                           -------    -------     ----

        Research and development expenses. Research and development expenses increased 7.5% from $33.9 million in the first nine months of 1998 to $36.5 million in the first nine months of 1999. This was due principally to expenses for the development of 0.25um and 0.18um process technologies, including joint development of 0.18um copper and aluminum processes with Lucent for high density, low power and cost-effective applications, as well as other process modules. As a percentage of net revenue, research and development expenses reduced from 10.7% in the first nine months of 1998 to 7.6% in the first nine months of 1999.

        Costs incurred on termination of development program. During 1998, we decided to discontinue a technology transfer and licensing arrangement related to a development program. The program involved the transfer of two generation (geometry) process technologies from the licensor and further enhancing them for application by us. The process technologies were intended for a specific market requiring embedding applications on to memory chips. The program started in mid-1997 and by the later half of 1998, extreme weakness and volatility of the market and adverse customer perceptions on the cost of the application, together with customer views of the long and complicated product development cycle, led to difficulties in both Chartered and the licensor fulfilling the original intent of the agreement. All program transfer, development and marketing activities were terminated in 1998.

        In connection with the discontinuation of this development program, certain equipment previously purchased and yet to be placed into service was identified by management in 1998 as redundant and to be disposed of in the near term. We recorded a $31.8 million loss in 1998 to reduce the carrying amount of certain identified equipment and a technology license agreement to their estimated fair value less costs to sell. This loss comprised $30.9 million for the write-down of plant and equipment to fair value less costs to sell and $0.8 million to reduce the carrying amount of the related technology license agreement to zero. The equipment was unique to or specifically configured to the requirements of the transferred process technologies and could not be re-deployed effectively. The technology license agreement written off represented the unamortized amount paid in 1997 for the acquisition of the technology. As of December 31, 1998, management did not expect to incur any further costs with respect to the decision to discontinue the development program.

        In February 1999, we reached an agreement in principle with the licensor to terminate the program. As part of the settlement, we paid the licensor $6.5 million. The termination agreement was signed in August 1999. No further payments will be made with respect to this program.

        Sales and marketing expenses. Sales and marketing expenses increased by 32.6% from $22.4 million in the first nine months of 1998 to $29.7 million in the first nine months of 1999 due principally to costs of expanding our EDA partnership program. As a percentage of net revenue, sales and marketing expenses reduced from 7.1% in the first nine months 1998 to 6.2% in the first nine months of 1999.

        General and administrative expenses. General and administrative expenses increased 42.0% from $22.9 million in the first nine months of 1998 to $32.5 million in the first nine months of 1999. The increase was due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net revenue, general and administrative expenses reduced from 7.2% in the first nine months of 1998 to 6.8% in the first nine months of 1999.

        Equity in loss of CSP and SMP. Our share of losses in CSP and SMP was $28.2 million in the first nine months of 1999 compared to $14.2 million in the first nine months of 1998. This increase in loss represents the increase in start-up activities for CSP and SMP during the first nine months of 1999.

        Other. Other income decreased from $2.2 million in the first nine months of 1998 to $0.8 million in the first nine months of 1999 due to absence of recognizable grants from the Government of Singapore for both research and development and staff training. Interest expense decreased from $15.4 million in the three months ended September 30, 1998 to $13.6 million in the three months ended September 30, 1999 due to lower interest rates. Exchange gain increased from $3.5 million in the first nine months of 1998 to $6.2 million in the first nine months of 1999 due primarily to fluctuations between the U.S. dollar and the Singapore dollar.

        Income tax benefit (expense). We had a provision for taxes of $0.6 million in the first nine months of 1998 compared with $0.04 million in the first nine months of 1999, which include included a tax refund of $0.8 million. The tax refund was for allowed interest expense that was offset against interest income for the period from 1992 to 1995.

        Net income (loss). Net loss in the first nine months of 1999 was $54.7 million compared with $121.7 million for the first nine months of 1998, including a stock-based compensation charge of $12.1 million and credit of $2.1 million, respectively. Without the stock-based compensation charge, net loss was $42.6 million for the first nine months of 1999.

LIQUIDITY AND CAPITAL RESOURCES

        At September 30, 1999, our principal sources of liquidity included $17.1 million in cash and cash equivalents and $102.2 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

        Net cash provided by operating activities totaled $172.9 million in the first nine months of 1999 and $154.2 million in the first nine months of 1998.

        Net cash used in investing activities totaled $196.6 million in the first nine months of 1999 and $324.6 million in the first nine months of 1998. Our investing activities have consisted primarily of capital expenditures totaling $157.9 million in the first nine months of 1999 and $257.6 million in the first nine months of 1998. Capital expenditures have been principally comprised of the purchase of semiconductor equipment for the equipping of Fab 2 and Fab 3. We have also had significant cash outflows relating to our investment in CSP and SMP.

        Net cash used in financing activities totaled $59.0 million in the first nine months of 1999 and net cash provided was $176.8 million in the first nine months of 1998. In the first nine months of 1999, cash outflow from financing activities was principally due to the return of customer deposits and repayments of loans. Cash generated from financing activities in the first nine months of 1998 was principally generated from the issuance of ordinary shares totaling $319.1 million, partly offset by the return of customer deposits and repayment of loans.

INVESTMENT IN SMP AND CSP

        The investment in SMP and CSP at September 30, 1999 and December 31, 1998 consist of the following:

                                       September 30,    December 31,
                                           1999            1998
                                       -------------    ------------
Cost                                         120,139          79,786
Share of retained post-formation loss        (49,931)        (21,706)
Translation adjustments                          407             407
                                            --------        --------
                                              70,615          58,487
                                            --------        --------

        The Company accounts for its 51% investment in CSP and its 49% investment in SMP using the equity method. Under the terms of the shareholders agreements, the Company is committed to making an equity investment in CSP of up to $215.4 million of which $49.6 million has been invested, and in SMP of up to $122.2 million, of which $70.6 million has been invested.

        Shown below is aggregated summarized financial information for CSP and SMP.

                                              As of
                                 September 30,       December 31,
                                     1999                1998
                                 -------------       ------------
Current assets                          38,049             21,151
Technology license agreements            8,333                 --
Property, plant and equipment          373,277            240,574
Short-term debt                             --            (75,460)
Other current liabilities              (47,243)           (38,642)
Long-term debt                        (231,000)           (31,000)
Shareholders' equity                   141,416            116,623


                   Three Months Ended     Nine Months Ended
                     September 30,           September 30,
                  -------------------     -------------------
                   1999        1998        1999        1998
                  -------     -------     -------     -------
Net revenue        31,271          --      52,677          --
Gross loss        (10,692)         --     (22,058)         --
Operating loss    (19,189)    (13,048)    (53,982)    (25,767)
Net loss          (20,604)    (14,975)    (56,838)    (28,763)

        SMP has a term loan facility of $445 million with several banks and financial institutions for capital expenditures, equipment and operating costs. At September 30, 1999, $155 million had been drawn on this facility. The loan matures March 17, 2005 and carries an interest rate of LIBOR rates with margin. Interest is payable semi-annually in

U.S. dollars and principal will be amortized in seven equal semi-annual installments commencing March 17, 2002. Borrowings under this facility are secured.

        CSP has a term loan facility of $143.2 million with several banks and financial institutions for capital expenditures and equipment. At September 30, 1999, $76.0 million had been drawn on this facility. The loan matures June 30, 2002 and carries an interest rate of 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. Interest is payable semi-annually in U.S. dollars and principal will be amortized in four equal semi-annual installments commencing December 31, 2000. Borrowings under this facility are unsecured.

YEAR 2000 READINESS

        The following section contains forward-looking statements, and, accordingly, readers are advised to read the cautionary language on page two of this Quarterly Report.

IMPACT OF THE YEAR 2000 COMPUTER PROBLEM

        The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

STATE OF READINESS

        As of October 1999, more than 99% of our fab equipment and internal systems had been tested and upgraded and found to be Year 2000 ready.

        We have received assurances from our third-party vendors that all material business and manufacturing systems supplied by them and used by us are Year 2000 ready. We do not believe that we have any significant systems that contain embedded chips that are not Year 2000 ready. Our internal operations and business are also dependent upon the computer-controlled systems of third parties such as our equipment manufacturers, suppliers, customers and other service providers. If our manufacturers, suppliers, vendors, partners, customers and service providers fail to correct their Year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations, damage our relationships with our customers, and seriously harm our company.

EXPENSES

        Based on our assessment to date, we anticipate that expenses associated with testing and remediating our internal systems will be approximately $3.0 million.

RISKS

        Failures of our internal systems to be Year 2000 ready could temporarily prevent us from processing orders, issuing invoices and developing products and could require us to devote significant resources to correcting these problems. Such failures could result in an interruption in, or a failure of, our normal business activities or operations, damage our relationships with our customers, and seriously harm our company.

CONTINGENCY PLAN

        We have identified several potential problems relating to the millennium crossover. We believe the worst case scenario would be an external related power surge or dip, or a power trip which could cause our equipment to malfunction. An equipment malfunction could cause the semiconductors we are processing at the time of the malfunction to be misprocessed. In addition, certain machines may fail despite having been previously tested to be Year 2000 ready. To mitigate these problems, we plan to shut down all of our information technology applications and databases and stop all of our production equipment from 10.00 p.m. December 31, 1999 until 12:30 a.m. January 1, 2000. Over the last few days of 1999, we will perform thorough backups of all of our applications and databases. We will make hard copies of certain critical finance and manufacturing reports. We have established a team of management, critical fab operations staff, information technology staff and vendors that will be in our factories during the millennium cross-over to handle any problems that may arise.

        All of our fab operations and support organizations are developing contingency plans to address the Year 2000 problem. Each fab will have an operations command center during the millennium cross-over that will monitor and track any Year 2000 related issues. There will be a central Year 2000 command center that will consolidate all of our Year 2000 issues. All of these contingency plans are being compiled and reviewed by management.

        All of our raw material suppliers have agreed to increase the amount of buffer stock kept at their warehouses from 1.5 months to 2 months supply. This will help mitigate any potential Year 2000 problems at the supplier level.

Item    3. Quantitative and Qualitative Disclosures About Market Risk

        For discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" in our Prospectus dated October 29, 1999 (the "Prospectus") filed as part of a Registration Statement on Form F-1, as amended (File No. 333-88397), which is incorporated herein by reference.

                           PART II - OTHER INFORMATION

Item 1.   Legal Proceedings

        The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2.   Changes in Securities

        The effective date of our registration statement, filed on Form F-1 under the Securities Act of 1933 (File No. 333-88397) relating to our initial public offering of equity securities (the "IPO") was October 29, 1999. We sold a total of 287,500,000 ordinary shares, directly or in the form of American Depositary Shares, to an underwriting syndicate, which included the exercise of a 15% over-allotment option. The IPO was completed on November 4, 1999, at an initial public offering price of $20.00 per American Depositary Share and S$3.344 per ordinary share. We received approximately $547.3 million of net proceeds from the IPO.

        From the date of receipt, we have invested the net proceeds from the IPO in various time deposits with institutions. None of the net proceeds from the IPO were paid, directly or indirectly to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or any affiliates.

        We also completed a capital restructuring prior to, and in connection with, the IPO. For a description of the capital restructuring, please see the discussion under the section captioned "Capitalization" in the Prospectus.

        In addition to the IPO, we have sold and issued the following securities since June 30, 1999(1):

        (i) On July 1, 1999, we issued an aggregate of 1,207,224 ordinary shares to participants under our 1997 Employees' Share Ownership Scheme for total consideration of S$1,123,745; and

        (ii) On August 2, 1999, we issued an aggregate of 977,600 ordinary shares to certain of our employees for total consideration of S$910,000.

---------------

(1) We believe that the subject issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, on Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Item 4.   Submission of Matters to a Vote of Security Holders

        On September 13, 1999, holders of our then-existing "A" ordinary shares held a meeting to vote upon a reduction of capital of the Company in connection with the IPO. This matter was unanimously approved and there were no dissenting votes nor abstentions. Also on September 13, 1999, our shareholders held a meeting to vote upon a reduction of capital of the Company connection with the IPO. This matter was unanimously approved and there were no dissenting votes nor abstentions.

Item 5.   Other Information

        Effective October 1, 1999, the Company, Hewlett-Packard Europe B.V. and EDB Investments Pte Ltd amended our strategic alliance agreement. The amendment eliminated some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. As a result of the amendment, the Company treats CSP as a consolidated subsidiary from October 1, 1999 forward.

        On November 1, 1999, the Company and Singapore Technologies Pte Ltd entered into a new management and support services agreement which replaces our prior arrangement with ST. The new agreement is filed herewith as Exhibit 10.1. In addition, Hewlett-Packard Company has publicly announced that it is in the process of spinning-off certain of its business into a new company, Agilent Technologies, Inc. Due to the spin-off, several of the agreements which Hewlett-Packard Company and its subsidiaries had previously entered into with the Company have been assigned to Agilent Technologies, Inc. The agreements reflecting the assignments are filed herewith as Exhibits 10.2 through 10.7.

Item 6.   Exhibits and Reports on Form 8-K

(a)     Exhibits


        1.1 U.S. Underwriting Agreement dated October 28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        1.2 International Underwriting Agreement dated October 28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        1.3     Singapore Management and Underwriting Agreement dated October
                28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        4 Deposit Agreement dated as of November 4, 1999 by and among the Company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary
                Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

        10.1    ST Group Management and Support Services Agreement dated
                November 1, 1999 by and between the Company and Singapore
                Technologies Pte Ltd.

        10.2 Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank
                N.V.(Singapore Branch), as agent.

        10.3    Second Supplemental Shareholders Undertaking dated November 9,
                1999 by and among Chartered Silicon Partners Pte Ltd, as
                Borrower, the Company, EDB Investments Pte Ltd, Agilent
                Technologies Europe B.V., as Shareholders, Hewlett-Packard
                Europe B.V., as Retiring Shareholder, and ABN Amro Bank N.F.
                (Singapore Branch), as Agent.

        10.4 Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Company,
                Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured Supply and Demand Agreement 64-225 dated July 4,
                1997, as amended.

        10.5 Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Company,
                Hewlett-Packard Company and Agilent Technologies, Inc. relating to the License and Technology Transfer Agreement 64-224 dated
                July 4, 1997.

        10.6 Deed of Accession and Ratification dated November 9, 1999 by and among the Company, EDB Investments Pte Ltd, Hewlett-Packard
                Europe B.V. and Agilent Technologies Europe B.V. relating to the
                Joint Venture Agreement dated March 13, 1997, as amended.

        10.7 Deed of Accession and Ratification dated November 9, 1999 by and among the Company, EDB Investments Pte Ltd, Hewlett-Packard
                Europe B.V. and Agilent Technologies Europe B.V. relating to the
                Option Agreement dated July 4, 1997.

(b)     Reports on Form 8-K

        During the quarter ended September 30, 1999, the Company filed no current reports on Form 8-K.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: November 23, 1999

                                 CHARTERED SEMICONDUCTOR
                                 MANUFACTURING LTD

                                 By: /s/ Barry Waite
                                     -----------------------------------------
                                 Name:   Barry Waite
                                 Title:  President and Chief Executive Officer

                                 By: /s/ Chia Song Hwee
                                     -----------------------------------------
                                 Name:   Chia Song Hwee
                                 Title:  Chief Financial Officer

                                 Exhibit Index

        1.1 U.S. Underwriting Agreement dated October 28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        1.2 International Underwriting Agreement dated October 28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        1.3     Singapore Management and Underwriting Agreement dated October
                28, 1999 by and among the Company and the underwriters listed on the signature pages thereto.

        4 Deposit Agreement dated as of November 4, 1999 by and among the Company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary
                Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt).

        10.1    ST Group Management and Support Services Agreement dated
                November 1, 1999 by and between the Company and Singapore
                Technologies Pte Ltd.

        10.2 Second Supplemental Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank
                N.V.(Singapore Branch), as agent.

        10.3    Second Supplemental Shareholders Undertaking dated November 9,
                1999 by and among Chartered Silicon Partners Pte Ltd, as
                Borrower, the Company, EDB Investments Pte Ltd, Agilent
                Technologies Europe B.V., as Shareholders, Hewlett-Packard
                Europe B.V., as Retiring Shareholder, and ABN Amro Bank N.F.
                (Singapore Branch), as Agent.

        10.4 Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Company,
                Hewlett-Packard Company and Agilent Technologies, Inc. relating to the Assured Supply and Demand Agreement 64-225 dated July 4,
                1997, as amended.

        10.5 Novation and Amendment Agreement dated November 9, 1999 by and among Chartered Silicon Partners Pte Ltd, the Company,
                Hewlett-Packard Company and Agilent Technologies, Inc. relating to the License and Technology Transfer Agreement 64-224 dated
                July 4, 1997.

        10.6 Deed of Accession and Ratification dated November 9, 1999 by and among the Company, EDB Investments Pte Ltd, Hewlett-Packard
                Europe B.V. and Agilent Technologies Europe B.V. relating to the
                Joint Venture


                Agreement dated March 13, 1997, as amended.

        10.7 Deed of Accession and Ratification dated November 9, 1999 by and among the Company, EDB Investments Pte Ltd, Hewlett-Packard
                Europe B.V. and Agilent Technologies Europe B.V. relating to the
                Option Agreement dated July 4, 1997.
